

September 29, 2010

Mr. Robert B. Walsh
Evercore Partners Inc.
55 East 52nd Street
38th Floor
New York, NY 10055

> **Re:** **Evercore Partners Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 22, 2010**
> **Form 10-Q for the period ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 1-32975**

Dear Mr. Walsh:

We have reviewed your response letter dated September 24, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarterly period ended June 30, 2010

Note 4- Business Changes and Developments, page 10

1. We note your response to our prior comment two. Please provide us a more specific and comprehensive discussion of how you determined that each of the actions that require a super-majority vote are protective in nature and are not part of the ordinary course of business, particularly the actions under items one (b), two, four, five and six.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

                    Sincerely,

                    John Cash
                    Accounting Branch Chief